March 20, 2009

VIA EDGAR AND BY FACSIMILE

Perry J. Hindin

Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3628

Washington, D.C. 20549-3628

Re:	Alaska Air Group, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on March 13, 2009
File No. 001-08122

Dear Mr. Hindin:

This letter sets forth the response of Alaska Air Group, Inc. (the “Company”) to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 19, 2009 (the “Comment Letter”), regarding the Company’s above-referenced Preliminary Proxy Statement on Schedule 14A filed on March 13, 2009. For the convenience of the Staff, the comment from the Comment Letter is restated in italics prior to the Company’s response to the comment.

General

1.	We note the disclosure on page 4 regarding the notice the Company received from Mr. Steve Nieman. Supplementally, please provide support for your belief that Mr. Nieman has failed to comply with the requirements of the Company’s Bylaws. Please also advise us supplementally whether you have communicated your belief to Mr. Nieman.

Response: Article II, Section 8 of the Company’s Bylaws requires that written notice of a stockholder’s intent to nominate persons for election to the Company’s Board of Directors at an annual meeting be received by the Secretary of the Company not later than 90 days in advance of the third Tuesday in May of the year of the meeting (for the Company’s 2009 annual meeting of stockholders, the deadline for receipt of such written notice was February 18, 2009). Such written notice must set forth specific information including, but not limited to: (i) the name and address of the person or persons to be nominated; (ii) a description of all arrangements or understandings between the stockholder submitting the nomination and each nominee and any other person or persons

PO BOX 68947	SEATTLE, WASHINGTON 98168	(206) 392-5040

March 20, 2009 - Page 2

(naming them) pursuant to which the nomination is made; (iii) such other information regarding each nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had each nominee been nominated by the Company’s Board; and (iv) the consent of each nominee to serve as a director if elected.

Mr. Nieman submitted two notices to the Company indicating his intent to nominate a total of five persons for election to the Company’s Board of Directors at the 2009 annual meeting of stockholders — the first notice covered four persons and was submitted on February 1, 2009 and the second notice covered a fifth person and was submitted on February 8, 2009. In both of these notices, Mr. Nieman failed to provide the specific information required by Article II, Section 8 of the Company’s Bylaws. In each case, the Company informed Mr. Nieman of the deficiency of his notice and instructed him that, in order to properly nominate individuals for election to the Company’s Board of Directors at the 2009 annual meeting of stockholders, he must resubmit his written notice to the Company’s Secretary on or before February 18, 2009 and such notice must contain all of the information required by Article II, Section 8 of the Company’s Bylaws. Copies of the Company’s February 5, 2009 and February 9, 2009 correspondence to Mr. Nieman are attached hereto as Exhibits A and B, respectively.

On February 11, 2009, the Company received an email from Mr. Nieman regarding his filing of a preliminary proxy statement with the Commission with respect to the solicitation of proxies for the election of director nominees to the Company’s Board at the Company’s 2009 annual meeting of stockholders and certain other proposals. Mr. Nieman indicated in this email that he believed the preliminary proxy statement filing satisfied all requirements in Article II, Section 8 of the Company’s Bylaws. On February 12, 2009, the Company notified Mr. Nieman of his noncompliance with the specific requirements set forth in Article II, Section 8 of the Company’s Bylaws. A copy of the Company’s February 12, 2009 correspondence is attached hereto as Exhibit C. The Company again informed Mr. Nieman that written notice must be received in proper form by the Company’s Secretary on or before February 18, 2009. The deficiency of Mr. Nieman’s notice was subsequently confirmed in a telephone conversation between the undersigned and Mr. Nieman.

We respectfully submit that, in each of Exhibits A, B and C, the Company informed Mr. Nieman that his purported nominations were deficient under Article II, Section 8 of the Company’s Bylaws, and that absent compliance with the Company’s Bylaws, the Company reserved its right not to recognize the purported nominations at the 2009 annual meeting of stockholders. Written notice of Mr. Nieman’s intent to nominate individuals for election to the Company’s Board was not submitted in proper form to the Company’s Secretary by February 18, 2009 and the Company has informed Mr. Nieman that it will refuse to recognize Mr. Nieman’s nominations at the 2009 annual meeting of stockholders.

PO BOX 68947	SEATTLE, WASHINGTON 98168	(206) 392-5040

March 20, 2009 - Page 3

We appreciate the Staff’s comment and request that the Staff contact the undersigned at (206) 392-5102 (telephone) or (206) 392-5807 (facsimile) with any questions or comments regarding this letter.

Very truly yours,

/s/ Karen A. Gruen
Karen A. Gruen, Esq.
Managing Director, Corporate Affairs
Associate General Counsel/Assistant Secretary

cc:	Mr. Andor Terner, O’Melveny & Myers LLP
Ms. Shelly Heyduk, O’Melveny & Myers LLP

PO BOX 68947	SEATTLE, WASHINGTON 98168	(206) 392-5040

Exhibit A

[Alaska Air Group, Inc. Letterhead]

February 5, 2009

Mr. Steve Nieman, President

The Ownership Union

15204 N.E. 181st Loop

Brush Prairie, WA 98606

Re: Director Nominations

Dear Mr. Nieman:

We received your letter dated February 1, 2009 indicating that you intend to nominate Richard D. Foley, Terry K. Dayton, William B. Davidge and yourself to the Board of Directors of Alaska Air Group, Inc. (the “Company”).

We direct your attention to Article II, Section 8 of the Company’s Bylaws, a copy of which is enclosed for your reference, which requires that the written notice of a stockholder’s intent to nominate persons for election to the Board of Directors include specified information. Please be advised that your letter fails to include the following information that is required by Article II, Section 8 of the Bylaws:

•	the name and address of the person or persons to be nominated;

•

a description of all arrangements or understandings between the stockholder submitting the nomination and each nominee and any other person or persons (naming them) pursuant to which the nomination is made;

•

such other information regarding each nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had each nominee been nominated by the Board of Directors; and

•	the consent of each nominee to serve as a director if elected.

In order to properly nominate individuals for election to the Board of Directors, you must resubmit your written notice, and the written notice must contain all of the information required by Article II, Section 8 of the Company’s Bylaws with respect to you and all persons you intend to nominate. The written notice must be received in proper form by the Company’s Secretary on or before February 18, 2009.

Very truly yours,

/s/ Karen Gruen
Karen Gruen
Managing Director Corporate Affairs, Associate General Counsel/Assistant Secretary

[Alaska Air Group, Inc. Letterhead]

Article II, Section 8 of the Bylaws of Alaska Air Group, Inc.

Section 8. Notification of Nominations.

Nominations for the election of Directors may be made by or at the direction of the Board of Directors. A stockholder may also nominate a person or persons for election as Directors, but only if written notice of such stockholder’s intent to make such nominations is received by the Secretary of the corporation, not later than (i) with respect to an election to be held at a regular annual meeting of stockholders, 90 days in advance of the third Tuesday in May, and (ii) with respect to an election to be held at any other meeting of the stockholders, the close of business on the 10th day following the date of the first public disclosure, which may include any public filing by the corporation with the Securities and Exchange Commission, of the Originally Scheduled Date of such meeting. Each such notice shall set forth (a) the name and address of the stockholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the stockholder is a holder of record entitled to vote at such meeting; (c) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming them) pursuant to which the nomination is to be made; (d) such other information regarding each nominee as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had each nominee been nominated by the Board of Directors; and (e) the consent of each nominee to serve as a Director if elected. The chairman of any meeting of stockholders to elect Directors and the Board of Directors shall refuse to recognize the nomination of any person not made in compliance with the foregoing procedure. For purposes of these Bylaws, the “Originally Scheduled Date” of any meeting of stockholders shall be the date such meeting is scheduled to occur in the notice first given to stockholders regardless of whether such meeting is continued or adjourned or whether any subsequent notice is given for such meeting or the record date of such meeting is changed.

Exhibit B

[Alaska Air Group, Inc. Letterhead]

February 9, 2009

Mr. Steve Nieman, President

The Ownership Union

15204 N.E. 181st Loop

Brush Prairie, WA 98606

Re:	Director Nominations

Dear Mr. Nieman:

We received your letter dated February 8, 2009 indicating that you intend to nominate Arek Fressadi to the Board of Directors of Alaska Air Group, Inc. (the “Company”) at the Company’s 2009 annual meeting of stockholders. In a letter dated February 1, 2009, you previously notified the Company of your intent to nominate Richard D. Foley, Terry K. Dayton, William B. Davidge and yourself to the Company’s Board. In both your February 1 and February 8 letters, you also advised the Company that you may nominate other individuals for election to the Board of Directors at the Company’s 2009 annual meeting of stockholders.

As noted in the Company’s letter to you dated February 5, 2009, Article II, Section 8 of the Company’s Bylaws, a copy of which is enclosed for your reference, requires that the written notice of a stockholder’s intent to nominate persons for election to the Board of Directors include specified information. Your February 8 letter, like your February 1 letter, fails to include the following information that is required by Article II, Section 8 of the Bylaws:

•	the name and address of the person or persons to be nominated;

•

a description of all arrangements or understandings between the stockholder submitting the nomination and each nominee and any other person or persons (naming them) pursuant to which the nomination is made;

•

such other information regarding each nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had each nominee been nominated by the Board of Directors; and

•	the consent of each nominee to serve as a director if elected.

This letter reaffirms the Company’s request in its letter to you dated February 5, 2009. In order to properly nominate individuals for election to the Board of Directors at the 2009 annual meeting of stockholders, you must resubmit your written notice, and the written notice must contain all of the information required by Article II, Section 8 of the Company’s Bylaws with respect to you and all persons you intend to nominate, including Messrs. Foley, Dayton, Davidge, Fressadi, yourself and any additional candidates you intend to nominate at the

Steve Nieman

February 9, 2009

Company’s 2009 annual meeting of stockholders. The written notice must be received in proper form by the Company’s Secretary on or before February 18, 2009.

The Company reserves its right, as set forth in Article II, Section 8 of the Company’s Bylaws, to refuse to recognize the nomination of any person for election to the Company’s Board of Directors that is not made in compliance with the procedure set forth in Article II, Section 8 of the Company’s Bylaws.

Very truly yours,

/s/ Karen Gruen
Karen Gruen
Managing Director Corporate Affairs
Associate General Counsel/Assistant Secretary

Encl.

[Alaska Air Group, Inc. Letterhead]

Article II, Section 8 of the Bylaws of Alaska Air Group, Inc.

Section 8. Notification of Nominations.

Nominations for the election of Directors may be made by or at the direction of the Board of Directors. A stockholder may also nominate a person or persons for election as Directors, but only if written notice of such stockholder’s intent to make such nominations is received by the Secretary of the corporation, not later than (i) with respect to an election to be held at a regular annual meeting of stockholders, 90 days in advance of the third Tuesday in May, and (ii) with respect to an election to be held at any other meeting of the stockholders, the close of business on the 10th day following the date of the first public disclosure, which may include any public filing by the corporation with the Securities and Exchange Commission, of the Originally Scheduled Date of such meeting. Each such notice shall set forth (a) the name and address of the stockholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the stockholder is a holder of record entitled to vote at such meeting; (c) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming them) pursuant to which the nomination is to be made; (d) such other information regarding each nominee as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had each nominee been nominated by the Board of Directors; and (e) the consent of each nominee to serve as a Director if elected. The chairman of any meeting of stockholders to elect Directors and the Board of Directors shall refuse to recognize the nomination of any person not made in compliance with the foregoing procedure. For purposes of these Bylaws, the “Originally Scheduled Date” of any meeting of stockholders shall be the date such meeting is scheduled to occur in the notice first given to stockholders regardless of whether such meeting is continued or adjourned or whether any subsequent notice is given for such meeting or the record date of such meeting is changed.

Exhibit C

[Alaska Air Group, Inc. Letterhead]

February 12, 2009

Mr. Steve Nieman, President

The Ownership Union

15204 N.E. 181st Loop

Brush Prairie, WA 98606

Re: Director Nominations

Dear Mr. Nieman:

On February 11, 2009, we received your email correspondence addressed to Celia Watkins indicating that you have filed a preliminary proxy statement with the Securities and Exchange Commission with respect to your solicitation of proxies for the election of director nominees to the Board of Directors of Alaska Air Group, Inc. (the “Company”) at the Company’s 2009 annual meeting of stockholders. In your correspondence, you also indicated that you believe the preliminary proxy statement filing satisfies all requirements in Article II, Section 8 of the Company’s Bylaws with respect to the nomination of director candidates for election at the 2009 annual meeting of stockholders.

As we have previously communicated to you in two letters, dated February 5 and February 9, 2009, Article II, Section 8 of the Company’s Bylaws, a copy of which is enclosed for your reference, expressly requires that specified information concerning you and all individuals that you intend to nominate for election to the Board of Directors be received by the Company’s Secretary by February 18, 2009, the deadline prescribed by Article II, Section 8. This requirement is not satisfied by directing the Company to the preliminary proxy statement you filed with the Securities and Exchange Commission on February 11, 2009.

In order to properly nominate individuals for election to the Board of Directors at the 2009 annual meeting of stockholders, the written notice of your intent to nominate individuals for election to the Board of Directors must be submitted to the Company’s Secretary and must contain all of the information required by Article II, Section 8 of the Company’s Bylaws with respect to you and all persons you intend to nominate, including Messrs. Foley, Dayton, Davidge, Fressadi, yourself and any additional candidates you intend to nominate at the Company’s 2009 annual meeting of stockholders. The written notice must be received in proper form by the Company’s Secretary on or before February 18, 2009.

The Company reserves its right, as set forth in Article II, Section 8 of the Company’s Bylaws, to refuse to recognize the nomination of any person for election to the Company’s Board of Directors that is not made in compliance with the procedure set forth in Article II, Section 8 of the Company’s Bylaws.

Very truly yours,

/s/ Karen Gruen
Karen Gruen
Managing Director Corporate Affairs Associate General Counsel/Assistant Secretary

Article II, Section 8 of the Bylaws of Alaska Air Group, Inc.

Section 8. Notification of Nominations.

Nominations for the election of Directors may be made by or at the direction of the Board of Directors. A stockholder may also nominate a person or persons for election as Directors, but only if written notice of such stockholder’s intent to make such nominations is received by the Secretary of the corporation, not later than (i) with respect to an election to be held at a regular annual meeting of stockholders, 90 days in advance of the third Tuesday in May, and (ii) with respect to an election to be held at any other meeting of the stockholders, the close of business on the 10th day following the date of the first public disclosure, which may include any public filing by the corporation with the Securities and Exchange Commission, of the Originally Scheduled Date of such meeting. Each such notice shall set forth (a) the name and address of the stockholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the stockholder is a holder of record entitled to vote at such meeting; (c) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming them) pursuant to which the nomination is to be made; (d) such other information regarding each nominee as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had each nominee been nominated by the Board of Directors; and (e) the consent of each nominee to serve as a Director if elected. The chairman of any meeting of stockholders to elect Directors and the Board of Directors shall refuse to recognize the nomination of any person not made in compliance with the foregoing procedure. For purposes of these Bylaws, the “Originally Scheduled Date” of any meeting of stockholders shall be the date such meeting is scheduled to occur in the notice first given to stockholders regardless of whether such meeting is continued or adjourned or whether any subsequent notice is given for such meeting or the record date of such meeting is changed.